

April 25, 2024

Ignacio Madridejos
Chief Executive Officer
Ferrovial SE
Kingsfordweg 151
1043 GR Amsterdam
The Netherlands

> **Re: Ferrovial SE**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed April 16, 2024**
> **File No. 001-41912**

Dear Ignacio Madridejos:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 26, 2024 letter.

Amendment No. 1 to Registration Statement on Form 20-F filed April 16, 2024

Notes to Consolidated Financial Statements
6.12 Ferrovial SE (Parent Company), page F-120

1. We note your presentation of the separate financial statements of Ferrovial SE. It appears that certain prior period amounts have been revised. For example purposes only, Total Comprehensive Income was €955 million and €(22) million for the years ended December 31, 2022 and 2021, respectively, in your Form 20-F filed on January 5, 2024 and such amounts have been revised to be €309 million and €1,250 million. Please advise.

2. We note your presentation of the Statements of Changes in Equity of Ferrovial SE on page F-123. It appears you may be missing a column (*i.e.*, retained earnings and other reserves). Please advise.

3.   We note your presentation of the Cash Flow Statements of Ferrovial SE on page F-124. Please clarify the nature of the line item labeled Other adjustments (correction of accrual/cash). In addition, please tell us your basis in IFRS for the presentation of this line item.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: M. Ryan Benedict